KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS AND NINE MONTHS ENDED

September 30, 2025

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

MANAGEMENT DISCUSSION AND ANALYSIS

HIGHLIGHTS:

• Kelso Technologies Inc. announces its third consecutive profitable quarter.

• The Company reported Q3-2025 net income of $182,851 or $0.00 per share. Excluding discontinued operations, the Company reported net income of $187,119.

• In Q3-2025, gross revenue rose 11.3% year-over-year to $2.81 million, up from $2.52 million in Q3-2024. This growth was primarily attributable to orders deferred from Q2 into Q3, largely as a result of macroeconomic factors; Kelso's principal customers responded cautiously to new tariffs introduced in April and May. Since late Q2-2025, the Company has noted some improvement as the industry adapts to prevailing market conditions. Nevertheless, there is an observable deceleration in new tank car constructions as year end approaches.

• In 2025 year to date, the Company reduced total expenses by 20% ($766,486) through cost management. Third-quarter revenue rose due to order timings, but new tank car builds faced challenges from tariff uncertainties. Management remains committed to profitable growth and seeks diversification beyond rail.

• The Company is exploring opportunities in related sectors like Water & Wastewater, Oil & Gas, Chemicals, Paper & Pulp, Irrigation, and other industries by utilizing existing assets and expertise. Expanding into these areas supports Kelso's growth and extends its market reach with minimal capital investment as global demand for advanced valve technologies continues to rise.

• For FY2025, the company expects sales growth between 0% and 5% over fiscal year 2024. New tank car production is projected to decline in 2026 but recover in 2027. Kelso is controlling costs and streamlining operations to be ready for future growth and improved profitability as industry demand increases.

• During the three-month period ending on September 30, 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility.

• Effective Oct 6, 2025, the Company appointed CBIZ CPAs P.C. as its new public accounting firm following the resignation of Smythe LLP on September 25, 2025 due to a change in Smythe's policies. The Audit Committee reviewed proposals from several firms and recommended CBIZ, which was approved by the Board of Directors until the next Annual General Meeting.

GENERAL

The following management discussion and analysis ("MD&A") of the operations and financial condition of Kelso Technologies Inc. (the "Company" or "Kelso") provides an overview of significant developments that have affected the Company's performance during the three months ended September 30, 2025. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the three months ended September 30, 2025.

The unaudited interim consolidated financial statements for the three months ended September 30, 2025 referred to in this MD&A have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). The following MD&A and the Company's unaudited interim consolidated financial statements were approved by the Audit Committee on November 3, 2025 and the Board of Directors on November 5, 2025.

All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

NON-IFRS FINANCIAL MEASURES

In addition to the results reported in accordance with IFRS Accounting Standards, the Company uses one non-IFRS financial measure known as "Adjusted EBITDA". Adjusted EBITDA is not recognized under IFRS Accounting Standards as a supplemental indicator of the Company's operating performance and financial position. This non-IFRS financial measure is provided to enhance the user's understanding of the Company's historical and current financial performance and its prospects for the future. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following discussion explains the Company's use of "Adjusted EBITDA".

References to Adjusted EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) gain on revaluation of derivative warrant liability, and write-off of inventory assets. Adjusted EBITDA is not an earnings measure recognized by IFRS Accounting Standards and does not have a standardized meaning prescribed by IFRS Accounting Standards. Adjusted EBITDA is an alternative measure in evaluating the Company's business performance and Management believes it better reflects the Company's operational performance. Readers are cautioned that Adjusted EBITDA should not be construed as an alternative to net income as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer. Adjusted EBITDA is the only non-GAAP figure disclosed in this management discussion (See page 4 for reconciliation).

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" within the meaning of applicable securities laws that reflect the Company's current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words or phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: new rail tank car production tracking replacement demand; revenue streams from rail tank car operations improving slowly over the upcoming years when new product offerings gain final Association of American Railroads ("AAR") regulatory approvals; longer term adoption of new product developments by the rail industry; increasing sales volume from newly developed products for a wider variety of rail tank car applications; expectations for capital resources and operations to continue the Company's ability to conduct ongoing business as planned for the foreseeable future; the strategic focus and obtaining  AAR approvals for the additional  products under field service trial to better grow the Company's financial performance; generating minimal exceedance revenue from motivated customers; revenue growth opportunities; the ability of the Company to exploit its growing competitive advantages in the rail industry; becoming the primary, high quality valve supplier and fully servicing the rail tank car market; being on course for new value creation; the commercialization of Kelso's new products; and growing equity value from financial performance generated from a wider range of new proprietary products.

Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the economic condition of the railroad industry, which is affected by numerous factors beyond the Company's control (including tariffs, slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition); the risk that the Company's products may not work as well as expected; the Company may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long-term supply contracts; the Company may not be able to grow and sustain anticipated revenue streams; the Company may have underestimated the cost of product development and the time it takes to bring products to market; the Company may not be able to finance the Company's intended product development; that Management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; that testing results for new products may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped; that the Company's products may not sell as well as expected, and competitors may offer better or cheaper alternatives to the Company's products; the Company's technologies may not be patentable, and if patents are granted, the Company may not be able to protect the Company's investment in intellectual property if the Company's patents are challenged; the Company's intended technologies may infringe on the intellectual property of other parties; the Company may not have any parties interested in licensing the Company's technology as expected and certain other risks detailed from time-to-time in Kelso's public disclosure documents.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the "Risks and Uncertainties" section of this MD&A (Page 17). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Additional information about the Company and Kelso's business activities is available under the Company's profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States or the Company's website at www.kelsotech.com.

DATE OF REPORT

November 5, 2025

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

SUMMARY OF FINANCIAL RESULTS FOR THE THREE & NINE MONTHS ENDED SEP 30, 2025 & 2024

Three months ended September 30	2025	2024 *
Revenues	$2,808,144	$2,523,282
Gross Profit	$1,166,259	$1,113,199
Gross profit margin	42%	44%
Adjusted EBITDA continuing operations	$218,880	$37,309
Profit (Loss) from continuing operations	$187,119	($85,208)
Profit (Loss) from discontinued operations	($4,268)	($276,592)
Basic earnings (loss) per share - continuing ops	$0.00	($0.00)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.01)

Nine months ended September 30	2025	2024 *
Revenues	$8,609,426	$8,067,477
Gross Profit	$3,651,459	$3,582,797
Gross profit margin	42%	44%
Profit (Loss) from continuing operations	$762,806	($414,402)
Profit (Loss) from discontinued operations	($95,493)	($1,191,080)
Basic earnings (loss) per share - continuing ops	$0.01	($0.01)
Basic earnings (loss) per share - discontinued ops	($0.00)	($0.02)

Liquidity and Capital Resources	Sep 30, 2025	Dec 31, 2024 *
Working capital	$2,893,240	$2,125,386
Cash	$835,098	$153,147
Accounts receivable	$870,872	$1,091,304
Net Equity	$4,896,343	$4,229,030
Total assets	$6,516,637	$6,570,345
Common shares outstanding	55,160,086	54,443,422

** Reconciliation of Net Income (Loss) to Adjusted EBITDA continuing operations
Three months ended September 30	2025	2024 *
Net Income (Loss) continuing operations	$187,119	($85,208)
Unrealized foreign exchange loss (gain)	($25,978)	$47,353
Amortization	$67,330	$75,164
Income Taxes	($9,590)	$0
Share based expense	$0	$0
Adjusted EBITDA	$218,880	$37,309

(*) FY2024 numbers adjusted for discontinued operations. Refer to Note 16 of the Q3-2025 Financial Statements.

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

CORPORATE OVERVIEW

Kelso is a light industrial production and engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company has earned a reputation as a reliable manufacturer of high-quality tank car equipment used in the handling, containment, and transport of hazardous and non-hazardous commodities.

All Kelso products are developed with an emphasis on providing economic and operational advantages to the customer while mitigating the impact of human error and environmental releases. The Company offers specialized tank car and tank trailer equipment, no-spill fast fuel loading systems, and emergency response equipment specific to the rail industry.

The Company has firmly established itself as a leading North American manufacturer of specialized tank car equipment. The Company's core tank car products include safety relief valves for general purposes and pressure tank cars. Additionally, other products include vacuum relief valves, bottom outlet valves, angle valves and a proprietary one-bolt manway. These products provide some of the key elements of a tank car's structure, ensuring the safe handling, containment and transport of hazardous and non-hazardous materials. With a solid history of innovative technology and a reputation anchored by the reliability of supply, the Company serves many of North America's largest tank car builders, lessors and shippers.

The Company's common shares are publicly traded on the Toronto Stock Exchange ("TSX") under the trading symbol "KLS". The Company first listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE American Exchange on October 14, 2014. On March 5, 2024 the Company announced that it had notified the NYSE American of its intention to voluntarily delist its common shares ("Shares") from the NYSE American, which occurred on March 25, 2024. The Shares continue to trade on the TSX.

The Company operates in combination with the Company's wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ Industries Inc. (ceased), Kel-Flo Industries Inc. (ceased), KIQ X Industries Inc. and KXI™ Wildertec™ Industries Inc. (ceased).

Kelso Technologies (USA) Inc (Kelso Rail)

Kelso is a leading developer and supplier of a wide range of rail tank car valves and equipment designed primarily for use in the hazardous and non-hazardous commodities via rail. The Company's valves help shippers safely deliver hazardous and non-hazardous commodities wherever they need to go in North America. Customer-driven product development and business strategies now bring Kelso's unique competitive advantages with customers as Management pursues the Company's goals of positive financial performance for years to come.

The Company keeps rail products smart, simple and focused on customer needs. Kelso concentrates on sound business fundamentals, operational practices, adjusted EBITDA returns and careful capital management. Today, the Company invests in customer driven co-engineered product development to improve the probability of market adoption as it relates to rail-specific products. Management monitors industry trends and regulated technology requirements, as well as select consideration of potential R&D projects that could benefit the Company's future revenue streams.

The Company currently offers a wide range of proprietary valves and other specialty equipment for tank cars and tank trailers. In the 1990's Kelso's origins were based on unique inventions that better served problematic safety issues in the transport of hazmat commodities by rail tank car. The Company's commercial business evolution began with the adoption of the Company's patented constant force Pressure Relief Valves during the surge in crude-by-rail ("CBR") shipments from 2012 to 2015.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

The Company's products offer strong economic value for all tank car stakeholders. This value includes reliable high-quality equipment, industry-leading warranties, high service standards and short lead times for delivery. Over the past decade Kelso has been able to develop a niche in the marketplace for many of the Company's products. Key products include:

Rail and Road Transport Equipment

  Pressure Relief Valves
  Vacuum Relief Valves
  Bottom Outlet Valves (under AAR field service trial)
  Pressure Car Pressure Relief Valves
  Pressure Car Angle Valves (under AAR field service trial)
  DOT 407 PRV/VRV for truck tankers (new market)
  No spill locomotive fueling equipment
  Other specialty valves, parts, equipment and services

Potential Tarriff Impact

The rail industry faces risks from potential US tariff actions. These tariffs could drastically increase the cost of imported materials and components, which many companies in the sector rely upon for their manufacturing processes. The increased costs could lead to higher prices for end products, reduced profit margins, and potential disruptions in supply chains.

Kelso believes it is uniquely positioned to mitigate certain of these risks as our valves production takes place in Bonham, Texas. This ensures that all manufacturing processes are under domestic control and not subject to the uncertainties of international trade policies. Moreover, Kelso utilizes US suppliers for its raw materials and components, further insulating the Company from potential US tariff impacts. This strategic approach not only secures a stable supply chain but also enhances the quality and reliability of Kelso's products, providing a significant competitive advantage in a volatile market. Kelso believes that its commitment to domestic production in the US and local sourcing places the Company in a favorable position to navigate the tariff challenges effectively.

Rail Tank Car Market Indicators

The tank car market in North America is not considered a growth industry but rather a cyclical commodity market that is historically unpredictable. Kelso is focused on growing the rail business through the sales of a wider range of pressure relief valves, vacuum relief valves, ball valves, bottom outlet valves, angle valves and other specialized equipment.

Based on current projections from industry analysts (Freight Transportation Research Associates) new tank car demand is expected to remain flat year-over-year at around 10,000 tank cars in 2025. The anticipated new build and re-qualification activity combined with a growing number of qualified Kelso products are expected to fuel new financial growth from rail operations.

The Company will continue to develop new rail products that are anticipated to provide financial growth opportunities. The Company's focus on core design objectives are:

  To ensure public safety by mitigating the potential negative environmental impacts of non-accidental releases of hazardous materials in transit.
  To manage negative and positive pressure within the tank thereby reducing the risks of implosion or explosion ensuring the safe containment of hazardous materials while being loaded, transported and unloaded.
  To improve the customers' operating effectiveness producing economic rewards with proven reliable equipment.
  To build reliable equipment domestically, featuring high-quality U.S. milled or cast parts.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)
  To ensure that customers benefit with more profitable in-service time for tank cars.

The Company's working capital was $2,893,240 as at September 30, 2025 which includes $2,670,484 in inventories required for timely customers' deliveries. Capital resources generated from rail operations are anticipated to sustain the Company's capacity to continue its business activities for the foreseeable future.

Kelso plans to strengthen the portfolio of tank car products with the active field service trials in progress for the angle valve and the standard profile ceramic ball bottom outlet valve.

Over the years the Company has established direct relationships with HAZMAT shippers. These interested stakeholders helped design the proprietary Angle Valve for the pressure car market and our Bottom Outlet Valve, featuring unique ceramic technology advantages.

Due to a multitude of factors, the tank car market has shown a renewed focus on repurposing and modifying existing tank car fleets. This has presented Kelso with an opportunity to grow its revenues in the repair, retrofit and requalification space due to manufacturing efficiencies, a reliable supply chain, domestic sourcing initiatives and proven quality and delivery from the facility.

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

In 2017 Kelso through the Company's wholly owned subsidiary KIQ X Industries Inc. (KIQ) began the development of a unique vehicle suspension system that provided new rapid response with off-road capabilities regardless of the climate or the severity of the terrain.

The 2024 year-end review of the KXI project, conducted in accordance with accounting standards, has provided valuable insights into its current status and potential future pathways.  It was determined that KXI would not generate commercial revenue in the near future and the expenses for both facility and staff have been accordingly reduced. This review highlighted some key challenges in securing funding for continued development, leading to a prudent adjustment in the project's carrying value.

As a result of this review, the capitalized research and development (R&D) was lowered to a nominal $1 and the prototype costs were also lowered to $1.  KXI HD research and development operations were located in a facility in West Kelowna, British Columbia, Canada.

This adjustment represents a responsible and forward-looking approach, positioning us to capitalize on future opportunities and maximize the potential of the KXI project.

PRODUCTION FACILITIES

Kelso currently operates two rail equipment production and R&D facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for rail and other industries. The Company has been granted the required certifications including an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification from the Association of American Railroads.

PUBLIC INFORMATION POLICY

The Company advises the public about the Company's business progress by way of quarterly and consolidated annual financial statements as well as MD&A reports for those periods. The Company will issue news releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward-looking revenue projections to the public. Kelso is a product development enterprise and Management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers, and the cyclical conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

RESULTS OF OPERATIONS

The financial results for the three months ended September 30, 2025 continue to represent the business development activities of a light industrial engineering and production organization. The Company aims to enhance its brand reputation and launch new products by researching, developing, and marketing a diverse range of American-made valves and related technologies. The current macroeconomic environment of tariff uncertainty, inflation, high interest rates, and supply chain problems have significantly affected the Company's financial performance as the traditional demand for rail tank car equipment remains depressed.

Kelso generates its revenues and working capital from the sales of equipment for service in the rail tank car industry. Sales performance for the three months ended September 30, 2025 was up 11.3% compared to the same period in 2024 while gross margins were lower at 42% compared to 44% for the same period last year primarily driven by the customer and sales mix. The rail business activities remain unpredictable as the low production rates of the rail tank car producers continue to challenge the Company's operations. Combined with repair, retrofit and re-qualification operations, rail business activity is expected to be adequate enough to allow the continuation and eventual growth of the Company's rail operations based on the anticipated introduction of new products.

Revenues, corresponding expenses, financial performance and capital management during the three months ended September 30, 2025 reflect Kelso's continued ability to manage the Company's capital resources while navigating difficult market conditions. Financial results met the Company's expectations and reflected the revenues and related operational costs of marketing, producing and distributing the Company's rail equipment as well as key investments in new product development and production capability of a more diverse product mix in the future.

The Company's longer-term strategic plans require Kelso to make ongoing investments in production capabilities (including equipment, lease costs, training and qualifying human resources); rail and transportation regulatory filings; liability insurance; marketing initiatives; independent lab testing and outsourced specialized industrial engineering services; new patent applications; regulatory public company administration processes in Canada and the United States; pre-sales production planning and tooling for the Company's growing portfolio of rail and transportation products. These costs are written off in the period when they occur and their impact is reflected in the reported financial performance of the Company in the period in which they were incurred.

For the three months ended September 30, 2025, the Company reported a net profit of $182,851 or earnings of $0.00 per share (net income of $187,119 from continuing operations) against revenues of $2,808,144 compared to a net loss of $361,800 ($0.00 per share) against revenues of $2,523,282 for the three months ended September 30, 2024.

For the three months ending September 30, 2025, the Company reported expenses of $1,012,730 on revenue of $2,808,144 compared to expenses of $1,198,914 on revenue of $2,523,282 for the three months ending September 30, 2024. The reduced expenses were primarily a result of decreased consulting costs, along with gains from favorable foreign exchange rates. Management expects expenses to normalize during FY2025 as the Company continues to implement its expense control measures amid challenging market conditions.

Gross profit margin returns were $1,166,259 (42% of revenues) for the three months ended September 30, 2025 compared to $1,113,119 (44% of revenues) during the same period last year. Margins remain well above industry averages due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models.

Total expenses were $1,012,730 for the three months ended September 30, 2025 (includes FX gain of $25,978) compared to $1,198,914 during the same period last year. Management continues to focus on examining all expenditures with the intention of eliminating nonessential costs.

Management continues to administer the Company's rail operations, with a refocus on longer-term business growth in the United States and improved capital markets exposure. This is reflected in the Company's investments in human resources, engineering, sales and production operations. The Company recorded office and administrative costs of $463,036 (2024 - $505,847) and management fees was $198,000 (2024 - $195,000).  For the three months ended September 30, 2025, consulting and filing fees were $8,240 (2024: $159,246), resulting from reduced reliance on independent experts for the KXI HD system.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

Accounting, audit and legal fees are cost components of the Company's corporate and product development strategies, arbitration costs, and the required administration functions of a publicly listed industrial company on a major stock exchange. Costs for these professional audit and legal services were $174,651 for the three months ended September 30, 2025 (2024 - $75,074). Legal costs are higher in Q3 as a result of one-time lawsuit settlement expenses. Additionally, these costs also include ongoing US tax and audit requirements. Also included are the costs of complying with the rules and regulations of the Toronto Stock Exchange that involves the complexities of regulatory documentation and disclosures via an Annual Information Form ("AIF") and the Securities Exchange Commission 20-F submission.

The Company's functional currency is US dollars although Kelso also holds various assets in Canadian dollars. The Canadian dollar has remained volatile in value against the US dollar therefore the Company has recorded a foreign exchange gains of $25,978 for the three months ended September 30, 2025.

DISCONTINUED OPERATIONS

During the year ended December 31, 2024, the Company ceased operations of its KXI HD control system (within its wholly-owned subsidiary, KIQ X Industries ("KIQ X"). Management determined the operations of KIQ X to have met the definition of discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Consequently, the operations of KIQ X have been classified separately from the Company's continuing operations to show a net loss from discontinued operations as a single line in the consolidated statements of operations and comprehensive income loss.

As a result of ceasing operations within KIQ X, indicators of impairment existed leading to a test of the recoverable amount of the KIQ X cash-generating unit, which consists of equipment, prototypes and intangible assets. A value-in-use calculation is not applicable as the Company does not have any expected cash flows from using the assets at this stage. In estimating the fair value less costs of disposal, management estimated a recoverable amount of $NIL representing no pending sale transactions as at September 30, 2025 compared to $89,719 at December 31, 2024. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

For the three and nine months ended September 30, 2025 and 2024, the loss from discontinued operations relates to the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Expenses
Consulting and filing fees	-	12,602	2,500	110,888
Accounting and legal	-	15,634	18,125	54,199
Office and administration	-	61,308	22,259	354,534
Research	-	156,877	-	470,630
Travel	-	3,937	-	7,686
Marketing	-	13,206	-	61,447
Foreign exchange loss (gain)	-	(23,074)	25,574	1,450
Amortization	19,865	33,318	61,705	127,462
	19,865	273,808	130,163	1,188,296

Income (Loss) before the following	(19,865)	(273,808)	(130,163)	(1,188,296)
Sale of PP&E / Gain on sublease	15,597	(2,784)	34,670	(2,784)

Net Income (Loss) from Discontinued Operations	(4,268)	(276,592)	(95,493)	(1,191,080)

Cash flows
Operating activities	-	(330,575)	(204,781)	(475,576)
Investing activities	-	37,348	114,269	(881,237)
Financing activities	-	183,750	(11,764)	136,116
Cash flows used in discontinued operations	-	(109,477)	(102,276)	(1,220,697)

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company's Management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. Management reviews the Company's estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

(a) Impairment of long-lived assets

Long-lived assets consist of intangible assets and property, plant and equipment. Determining the amount of impairment of intangible assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of Management and it is reasonably likely that assumptions and estimates will change from period to period.

(b) Useful lives of depreciable assets

The Company reviews the Company's estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(c) Inventories

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and gross margins.

(d) Share-based expense

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility and expected life of the options.

Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Restricted and deferred share units are measured using the fair value of the shares on the grant date.

(e) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. As at September 30, 2025, the Company has not made an allowance for bad debts.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2025 the Company had cash on deposit in the amount of $835,098, accounts receivable of $870,872 prepaid expenses of $105,535 and inventory of $2,670,484 compared to cash on deposit in the amount of $153,147, accounts receivable of $1,091,304 prepaid expenses of $30,876 and inventory of $3,042,749 as at December 31, 2024. The Company had income tax payable of $12,524 at September 30, 2025 compared to $68,024 at December 31, 2024.

The working capital position of the Company as at September 30, 2025 was $ 2,893,240 compared to $2,125,386 as at December 31, 2024. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $6,516,637 as at September 30, 2025 compared to $6,570,345 as at December 31, 2024. Net assets of the Company were $4,896,343 as at September 30, 2025 compared to $4,229,030 as at December 31, 2024.

During the year ended December 31, 2024, the Company also obtained a line of credit of $500,000. During the three-month period ending on September 30, 2025, the Company successfully secured an increase to its line of credit, raising the available borrowing capacity from $500,000 to $1,000,000. This enhancement provides the Company with immediate access to the full amount of $1,000,000 under its line of credit facility. Amounts drawn on the line of credit bear interest at the Wall Street Journal Prime Rate (WSJ Prime Rate) plus 1.00%. At September 30, 2025, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

SELECTED QUARTERLY INFORMATION
	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Revenues	$2,808,144	$2,643,208	$3,158,074	$2,613,554
Gross Profit	$1,166,259	$1,075,446	$1,409,754	$1,110,836
Expenses including non-cash items	$1,012,730	$1,015,187	$997,417	$4,124,954
Net income (loss) for the quarter	$182,851	$72,125	$412,337	($3,014,118)
Net Profit (Loss) from Discontinued ops	($4,268)	$1,420	($92,645)	($1,778,364)
Basic earnings (loss) per share	$0.00	$0.00	$0.01	($0.05)
Adjusted EBITDA (loss)	$218,880	($19,451)	$412,172	($820,351)
Common shares outstanding	55,160,086	55,160,086	55,160,086	55,160,086

	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023
Revenues	$2,523,282	$2,891,591	$2,652,604	$3,069,359
Gross Profit	$1,113,199	$1,359,742	$1,109,826	$1,282,077
Expenses including non-cash items	$1,198,914	$1,894,967	$1,808,585	$1,483,993
Net income (loss) for the quarter	($361,800)	($544,927)	($698,755)	($165,369)
Net Profit (Loss) from Discontinued ops	($276,592)	($434,205)	($480,283)	($111,134)
Basic earnings (loss) per share	($0.01)	($0.01)	($0.01)	($0.00)
Adjusted EBITDA (loss)	$37,309	($234,217)	($158,616)	$16,663
Common shares outstanding	54,443,422	54,443,422	54,443,422	54,443,422

SELECTED ANNUAL INFORMATION
			2024	2023
Revenues			$10,680,468	$10,819,916
Cost of goods sold			$5,986,836	$6,237,469
Gross profit			$4,693,632	$4,582,447
Expenses including non cash items			$9,315,929	$6,684,333
Gains (losses) on other items			($1,752,162)	($635,135)
Income tax expense			$236,543	$170,475
Net income (Loss) for the year			($4,622,297)	($2,101,886)
Net Loss from Discontinued ops			($2,969,442)	($1,983,789)
Number of common shares outstanding			54,551,139	54,443,422
Basic and diluted Loss per common share - continuing operations			($0.03)	($0.00)
Basic and diluted Loss per common share - discontinued operations			($0.06)	($0.04)
Adjusted EBITDA (Loss)			($1,249,326)	($845,487)
Cash			$153,147	$1,433,838
Working capital			$2,125,386	$5,026,580
Total assets			$6,570,345	$9,703,271
Shareholders' equity			$4,229,030	$8,720,248

* FY2024 numbers adjusted for discontinued operations in accordance with International Financial Reporting Standards (IFRS). Refer to Note 16 of the Q3-2025 Financial Statements.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has performed an assessment of new standards issued by the IASB that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on the Company's consolidated financial statements would not be significant.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity. The Company has exposure to the following risks from the Company's use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $835,098 (2024 - $153,147).

With respect to its accounts receivable, the Company assesses the credit ratings of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to customers' accounts receivable and maximum exposure thereto is $815,310 (2024 - $982,114). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $345,981 (2024 - $62,204), Customer B is $6,750 (2024 - $482,500), Customer C is $163,598 (2024 - $127,691), and Customer D is $47,832 (2024 - $44,044). To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of accounts receivable to ensure there is no indication that these amounts will not be fully recovered.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At September 30, 2025, the Company has $835,098 (2024 - $153,147) of cash to settle current liabilities of $1,588,749 (2024 - $2,282,409) consisting of the following: accounts payable and accrued liabilities of $1,501,498 (2024 - $2,138,658), income tax payable of $12,524 (2024 - $68,024), the current portion of lease liability of $56,997 (2024 - $56,997), and RSU liability of $17,730 (2024 - $18,730). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liability is approximately $31,545 (2024 - $124,387) due within one to three years.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

(c) Market risk:

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company's cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at September 30, 2025 and December 31, 2024, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	September 30,	December 31,
	2025	2024
Cash	$2,526	$32,456
Accounts receivable	25,509	70,075
Accounts payable and accrued liabilities	(5,373)	(278,780)
	$22,662	$(176,249)

Based on the above, assuming all other variables remain constant, a ~9% (2024 - 9%) weakening or strengthening of the USD against the CAD would result in approximately $2,040 (2024 - $15,862) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income loss.

(d) Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers the Company's capital to be comprised of capital stock. The Company's objective in managing the Company's capital is to maintain the Company's ability to continue to operate as a going concern and to further develop the Company's business goals.

In order to facilitate the management of the Company's capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure that strategic business objectives are met. There were no changes to the Company's approach to capital management during the period ended September 30, 2025. There are no externally-imposed restrictions on the Company's capital.

Management is undertaking a comprehensive review of all operations and is implementing new capital management strategies to maximize cash flow performance. While the Company is mindful of the potential for a working capital shortfall if revenues do not meet expectations, the management team remains steadfast in its pursuit of growth. In order to sustain the Company's strategic initiatives, we are proactively exploring avenues for additional capital, which may include the issuance of securities or securing debt financing. This proactive approach underscores our commitment to the Company's long-term success.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. Controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to Management, including the Company's certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company's disclosure controls and procedures (as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings) as at December 31, 2024 and have concluded that such disclosure controls and procedures were implemented effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management has evaluated the design of the Company's ICFR as defined in Regulation 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings. The evaluation was based on the criteria established in the "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations (2013) ("COSO"). This evaluation was performed by the Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2024. Despite the Company's evaluation, Management does recognize that any controls and procedures, no matter how well designed and administrated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

The Company's business operations involve several known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward-looking statements in this annual report. The Company is diligent in minimizing exposure to business risk, but by the nature of the Company's activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

"The Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect the Company's intellectual property or cater to specific customer adoption criteria, the Company's business may suffer a material negative impact and could fail."

The success of the Company will be dependent on the Company's ability to successfully develop; qualify under current industry regulations; and protect the Company's technologies by way of patents and trademarks.

The Company has obtained patents for the Company's external Constant Force Spring Pressure Relief Valves and a One-bolt Manway System, Vacuum Relief Valve and Bottom Outlet Valve. If the Company is unable to secure trademarks and patent protections for the Company's intellectual property in the future, or that protection is inadequate for future products, the Company's business may be materially adversely affected.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

Further, there is no assurance that the Company's rail equipment products and other aspects of the Company's business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although the Company is not aware of any such claims, the Company may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of the Company's business. If the Company is found to have violated the intellectual property rights of others, the Company may be enjoined from using such intellectual property, and the Company may incur licensing fees or be forced to develop alternatives. In addition, the Company may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against the Company may result in substantial monetary liabilities, which may materially and adversely disrupt the Company's business.

"The Company is engaged in complex research and development activities where testing results may deem prospective products technologically or economically infeasible."

The Company invests in R&D activities that focus on the innovation of new products. The primary purpose of these R&D investments is to advance and broaden the Company's portfolio of commercial products that can improve the growth of future financial performance of the Company. These R&D activities focus on a longer-term horizon and are not anticipated to generate immediate financial performance returns. Returns on investment on R&D are always uncertain and cannot be guaranteed. There is a risk that during the processes of R&D development testing results may reveal that some or all products being developed are technologically or economically infeasible for market development and may be dropped.

"The Company may be unable to secure or maintain regulatory qualifications for the Company's products."

The AAR requires all products to follow a lengthy and quite rigorous approval process and subsequent field service trial before they can be applied to tank cars by customers in the rail industry. The Company has been successful in obtaining AAR approvals for the Company's key products; however, there is no guarantee that the Company's products will continue to meet AAR standards or that new products developed by the Company will receive AAR approval. The Company's failure to obtain AAR approval on new products and maintain AAR certification could have a negative impact on the Company's ability to generate revenue.

"International conflict, trade relations and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, tariffs, worker strikes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in the global supply chain and financial markets."

Currently, there are various factors that impact geopolitical risk and uncertainty, including but not limited to the elevated geopolitical risk exemplified by ongoing active conflicts in the Middle East, between Israel and Palestine, and in Europe, between Russia and Ukraine, as well as risks associated with China-Taiwan tensions. The imposition of strict economic sanctions by Canada, the United States, the European Union, the United Kingdom and others may have a destabilizing effect on commodity prices, supply chain and global economies more broadly. Supply chain disruptions may adversely affect the business, financial condition, and results of operations for the Company. The extent and duration of international conflicts, geopolitical tensions and related international action cannot be accurately predicted, and the effects of such conflicts may magnify the impact of the other risks identified herein.

"Impact of 2025 tariffs and trade measures on the Company's operations and the global economies."

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

In fiscal year 2025, the US administration implemented tariffs on various goods imported from Canada, Mexico and China and announced an intention to implement targeted and broad-based tariffs on certain other goods imported from several countries including Canada and/or increase the rate or scope of existing tariffs. Canada and China retaliated by imposing tariffs on certain goods imported from the U.S., and Canada and other countries also announced intentions to implement tariffs on goods imported from the U.S. and/or increase the rate or scope of existing tariffs if the U.S. follows through with the implementation of proposed tariffs. China has also imposed retaliatory tariffs on certain goods imported from Canada.  Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures. Potential measures could include, among others, increased tariffs on Canadian energy exports, restrictions on cross-border supply chains, or additional regulatory barriers that could impact the Company's ability to access international markets.

The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company's operations, supply chain, and overall financial performance and could have a material adverse effect on the U.S., Canadian and/or global economies. Tariffs on steel, aluminum, and other industrial materials may increase the cost of equipment, production and manufacturing processes, potentially impacting capital expenditures and operational efficiency. Any retaliatory measures by Canada or prolonged trade disputes may further increase costs, disrupt supply chains, and introduce regulatory uncertainty. While the Company continues to monitor trade policies and adapt its procurement and operational strategies, any prolonged restrictive trade measures could negatively impact margins and overall market conditions.

"The Company may not have sufficient capital to meet increases in business demands and may be unable to sustain the Company's ability to grow the Company's operations as anticipated."

Although the Company has a positive working capital, the Company may, from time to time, face a working capital deficit. To maintain the Company's activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue the Company's strategic operations.

"The Company has a limited history of earnings and may not be able to achieve the Company's growth objectives."

The Company has a limited history of sustained earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that the Company will not achieve the Company's growth objectives.

There is no assurance that the Company will be able to successfully complete the Company's business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of Management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company's efforts will result in the development of additional commercially viable product lines or that the Company's current product lines will prove to be commercially viable in the long term. If the Company's efforts are unsuccessful over a prolonged period, the Company may have insufficient working capital to continue to meet ongoing obligations and the Company's ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or the Company's existing product lines will be profitable.

"New commercial markets for the Company's products may not develop as quickly as anticipated or at all."

Markets for the Company's products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet the Company's revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

"Unforeseen competition could affect the Company's ability to grow revenues as projected."

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company's business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company's ability to acquire additional market share or to maintain revenue at current and projected levels. While every effort is made to track current and future competitors, new entrants from outside the USA and Canada may be difficult to identify until market entry occurs.

"Customer orders that are placed may be cancelled or rescheduled."

Although the Company makes efforts to ensure customers are satisfied with the Company's products, there is a risk that customers may cancel purchase orders before they are filled. This could have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company's ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will be able to mitigate the risk of loss to the Company from cancelled orders in this manner. Cancelled orders are normally subject to a cancellation fee to reduce loss.

"The Company is dependent on a small number of OEM customers."

Although Management is optimistic about the Company's future as a railway equipment supplier, the Company is highly dependent upon the success of four major tank car manufacturers as they provide a significant portion of the Company's revenue. The Company does not have any long-term purchase agreements, annual minimum sales requirements or blanket purchase order agreements with customers. Sales are generated on an as needed basis and purchase orders are scheduled according to production availability. The Company expects that this limited number of customers will continue to represent a substantial portion of the Company's sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and the Company's results of operations.

"Current products may not perform as well as expected."

There is a risk that the Company's products may not perform as well as they have historically, which could result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any of these issues could have a material negative impact on the Company's ability to generate revenue and continue operations.

"There may be a shortage of parts and raw materials."

The Company currently dual-sources all components domestically for all product lines. There is a potential risk from time to time that the Company could face a shortage of parts and raw materials so suppliers are unable to support current or increased customer demand. This could have a material negative impact on the business development plans of the Company, the Company's revenues and continued operations.

"Production capacity may not be large enough to handle growth in market demand."

The Company's production facilities may not be large enough to handle growing market demand for the Company's products if market demand is above projected levels. The Company may not have sufficient capital to fund increased production at the Company's existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company's ability to maintain existing customers and expand the Company's customer base, and the Company's ability to generate revenue at current and projected levels.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

  "The Company's product development efforts may not result in new qualified commercial products."

The Company's ambition to design, research and develop proprietary products for the rail industry may not successfully transition into other industries. The inability to break into new markets and industries may in the future have a negative impact on the Company. The Company's investment in new product research is written off in the period in which it is incurred to account for the unpredictable nature of research projects.

"The Company may face uninsurable or underinsured risks."

During development and production of rail equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above-listed risks, only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in general aggregate and $1,000,000 each occurrence, as well as $2,000,000 product-completed operations aggregate. Additionally, the Company maintains umbrella liability insurance for claims up to $4,000,000 in annual aggregate.

Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of the Company's customer base and revenues from product sales, there is a risk that the Company's insurance coverage may not be sufficient to cover future products claims.

"Raw materials used by the Company for the production of the Company's products are subject to price fluctuations which could change profitability expectations."

Many of the materials used in the Company's products are common raw materials such as steel and rubber. These raw materials may be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the financial returns of the Company's products and could negatively impact the Company's operating results. Considering the Company does not have any purchase agreements with customers, the Company is able to mitigate the risks associated with price fluctuations by adjusting the pricing structure as necessary. However, there is no guarantee that customers will continue to purchase the Company's products if prices are adjusted due to the fluctuation in the price of raw materials.

"The success of the Company's business depends substantially on the continuing efforts of the Company's senior executives, and the Company's business may be severely disrupted if the Company loses their services."

The future success of the Company depends upon the continued services of the Company's senior executives and other key employees. In particular, the Company relies on the expertise and experience of the Senior management team of Kelso Technologies Inc. and Kelso Technologies (USA) Inc. If one or more of the Company's senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company's senior executives join a competitor or form a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company consist of the following amounts:

	September 30,	September 30,
For Nine Months ended	2025	2024
Management compensation	$593,000	$555,000
Directors' fees	95,625	38,750
	$688,625	$593,750

During the nine months ended September 30, 2024, the Company paid consulting fees of $30,000 to a consulting company owned by the spouse of the previous Chief Executive Officer. The consulting agreement was terminated at the end of the second quarter of 2024.

DISCLOSURE OF OUTSTANDING SHARE DATA AS AT SEPTEMBER 30, 2024

1) Common shares issued and outstanding: 55,160,086

2) Share purchase options outstanding: Nil

3) Share purchase warrants outstanding: Nil

4) Restricted share units outstanding: 541,655

OUTLOOK

Kelso Technologies Inc. has delivered its third consecutive profitable quarter, signaling a steady recovery from earlier macroeconomic challenges. For Q3-2025, the Company reported net income of $182,851 ($187,119 excluding discontinued operations) and achieved an 11.3% year-over-year increase in gross revenue to $2.81 million. While the industry has shown signs of stabilization since late Q2, Kelso acknowledges a slowdown in new tank car construction as year-end approaches.

Operational efficiency remains a cornerstone of Kelso's strategy. Year-to-date, the Company has reduced expenses by 20% ($766,486), reinforcing its commitment to cost control and profitability. Management is actively looking to diversify beyond rail markets into sectors such as Water & Wastewater, Oil & Gas, Chemicals, Paper & Pulp, and Irrigation. Leveraging existing assets and expertise allows Kelso to expand with minimal capital investment, positioning the Company to capture rising global demand for advanced valve technologies.

Looking ahead, Kelso anticipates flat to modest sales growth of 0% to 5% for FY2025 compared to 2024, with tank car production expected to decline in 2026 before rebounding in 2027. The Company's strategic focus includes securing full AAR approvals for its Angle Valve (AV) and Bottom Outlet Valve (BOV), which are currently in service trials. These approvals are expected to unlock new revenue streams and strengthen Kelso's ability to offer comprehensive product packages. Additionally, the recent increase in its line of credit to $1,000,000 enhances financial flexibility, ensuring readiness for future growth opportunities.

SUMMARY

Kelso Technologies Inc. is emerging from a challenging financial landscape with improved operational efficiency, disciplined cost management, and a clear diversification strategy. While near-term growth remains modest, the Company's proactive measures-such as expanding into adjacent markets, securing product approvals, and strengthening liquidity-position it well for long-term success. With no interest-bearing long-term debt and a focus on innovation, Kelso is poised to capitalize on industry recovery and rising demand, driving sustainable profitability and shareholder value in the years ahead.

Kelso Technologies Inc. Management Discussion and Analysis Three Months Ended September 30, 2025 (Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.

Frank Busch,

Chief Executive Officer